Exhibit 99.2

Incannex Healthcare Limited
ABN 93 093 635 246
Level 39, Rialto South Tower
525 Collins Street
Melbourne VIC 3000

07 July 2022

Change of Auditor

Incannex Healthcare Limited (ASX: IHL) advises that PKF Brisbane Audit (ABN 33 873 151 348) (PKF) have been appointed as the Company’s Auditors with effect from 07 July 2022. This appointment follows the resignation of HLB Mann Judd (WA Partnership) and ASIC’s consent to the same.

In accordance with section 327C(2) of the Corporations Act, PKF will hold office until the Company’s next Annual General Meeting at which time the shareholders will be requested to formally approve the appointment of the new auditor.

The change of auditor was to enable a PCAOB compliant firm who would complete the audit requirements under Australian and US law pursuant to the Company being listed on the Nasdaq earlier this year.

The Board of Directors would like to take this opportunity to thank HLB Mann Judd (WA Partnership) for their assistance and service to the Company.

The Board of Directors has authorised this announcement to be given to ASX.

For further information, contact:

Madhukar Bhalla

Company Secretary

T: +61 (0) 417 935 552

E: madhu@incannex.com.au